Exhibit 15.7

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 333-111310) of Elron Electronic Industries Ltd. of our report dated March 10, 2003, with respect to the consolidated statements of operations, shareholders’ equity and cash flows of DEP Technology Holdings Ltd. and its subsidiary for the year ended December 31, 2002, which report appears in the Annual Report on Form 20-F of Elron Electronic Industries Ltd. for the year ended December 31, 2004.

/s/ Somekh Chaikin Certified Public Accountants (Isr.) A member of KPMG International

Tel-Aviv, Israel July 12, 2005